UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                        Commission File Number 000-12965
(Check One):
[ X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q

[ ]Form N-SAR [ ]Form N-CSR


 For Period Ended:   12/31/05
                     ---------
 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
 For the Transition Period Ended: ___________________


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

NOT APPLICABLE
--------------


PART I -- REGISTRANT INFORMATION

NESTOR, INC.
---------------------------------------------------------
Full Name of Registrant


NOT APPLICABLE
---------------------------------------------------------
Former Name if Applicable

42 ORIENTAL STREET
---------------------------------------------------------
Address of Principal Executive Office (Street and Number)

PROVIDENCE, RI  02908
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City, State and Zip Code

PART II -- RULES  12b-25(b)AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [ X]     (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

As previously reported in the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 5, 2005, Nestor, Inc. (the "Corporation") has been in discussions with the staff of the Securities and Exchange Commission on the proper accounting treatment of certain of its convertible debt, product sales, and unbilled revenue in current and previously reported financial results.

Although the Company has worked diligently to resolve the accounting issues raised, the Corporation was unable to timely resolve those issues without unreasonable effort or expense and, consequently is unable to timely file its Form 10-K for the fiscal year ended December 31, 2005 without unreasonable effort or expense. The Corporation will file its Form 10-K not later than the fifteenth calendar day following the prescribed due date for said report.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:


           Nigel P. Hebborn           (401)             274-5658
           ----------------        -----------     ------------------
               (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
     identify report(s).                   [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                              [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation anticipates that its operating loss for the year ended December 31, 2005 will be significantly higher than that for December 31, 2004, consistent with the trend reported for the nine-month periods ended September 30, 2005 and 2004, respectively. However, as a result of the matters more fully discussed in Part III above, the Company cannot make a reasonable estimate of the amount of any other changes pending the finalization of the financial statements of the Company for the fiscal years 2003, 2004, and 2005.




This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include information relating to the possible restatement of the Corporation's historical financial statements. These forward-looking statements often include words such as "will," "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties and assumption, including the risk of possible changes in the scope and nature of the ongoing analysis or the time period in which such analysis may be complete. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements.



                                  NESTOR, INC.
                                  ------------
                                  (Registrant)


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


 Date: March 31, 2006                 By: /s/ Nigel P. Hebborn
                                          --------------------------------------
                                           Nigel P. Hebborn
                                           Executive Vice President and
                                           Chief Financial Office
                                           (Principal Financial and
                                           Accounting Officer)